UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SAN Holdings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

79781B 10 4

(CUSIP Number)

Marc J. Leder	Douglas C. Gessner, Esq.
Rodger R. Krouse	James S. Rowe, Esq.
Sun Capital Partners, LLC	Kirkland & Ellis LLP
5200 Town Center Circle, Suite 470	200 E. Randolph Drive
Boca Raton, Florida 33486	Chicago, Illinois 60601
(561) 394 0550	(312) 861 2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79781B104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Solunet, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 70,930,907 (see item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 69,495,816 (see item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,930,907 (see item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 64.9%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 70,930,907 (See item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 69,495,816 (See item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,930,907 (See item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 64.9%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Advisors II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 70,930,907 (See item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 69,495,816 (See item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,930,907 (See item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 64.9%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 70,930,907 (See item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 69,495,816 (See item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,930,907 (See item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 64.9%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 70,930,907 (See item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 69,495,816 (See item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,930,907 (See item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 64.9%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 70,930,907 (See item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 69,495,816 (See item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,930,907 (See item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 64.9%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 hereby amends the Statement on Schedule 13D (the “Schedule 13D”) previously filed on April 4, 2003, as amended by Amendment No. 1 previously filed on April 13, 2004, Amendment No. 2 previously filed on March 28, 2005 and Amendment No. 3 previously filed on May 17, 2005 by Sun Solunet, LLC, a Delaware limited liability company (“Sun Solunet”), Sun Capital Partners II, LP, a Delaware limited partnership (“Sun Partners II LP”), Sun Capital Advisors II, LP, a Delaware limited partnership (“Sun Advisors II”), Sun Capital Partners, LLC, a Delaware limited liability company (“Sun Partners LLC”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”) (collectively, the “Reporting Persons”) with respect to the common stock of SAN Holdings, Inc. (the “Issuer”) as follows:

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is amended and supplemented by adding the following:

On June 3, 2005, the Issuer increased the borrowing availability from $10 million to $11.5 million under the revolving credit facility (the “Harris Facility”) that the Issuer maintains with Harris Trust and Savings Bank (“Harris Trust”).  As a condition precedent to the amendment of the Harris Facility, on June 3, 2005, Sun Solunet increased the amount of the ongoing guaranty of the debt incurred by the Issuer under the Harris Facility.  On June 27, 2005, in partial consideration for Sun Solunet increasing its ongoing guaranty, the Issuer authorized the issuance of a stock purchase warrant to Sun Solunet for 480,969 shares of common stock of the Issuer, at an exercise price of $0.001 per share.  The Issuer and Sun Solunet agreed that the number of shares to be issued would be calculated based on the same formula used in the Credit Support Agreement.

On June 29, 2005, the Issuer issued to Sun Solunet such stock purchase warrant (the “June 2005 Supplemental Warrant”).  The preceding summary of terms of the June 2005 Supplemental Warrant is qualified in its entirety by reference to the detailed provisions of the June 2005 Supplemental Warrant, a copy of which is attached hereto as Exhibit L and incorporated herein by reference.

The shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the June 2005 Supplemental Warrant constitute approximately 0.4% of the Issuer’s outstanding common stock.

Item 4.	Purpose of Transaction
Item 4 is amended and supplemented by adding the following:

Pursuant to the terms of the June 2005 Guaranty Warrant (as defined in Item 3 above), Sun Solunet may purchase, at a price per share of $0.001, an aggregate of 480,969 shares of common stock of the Issuer.

On May 12, 2005, the board of directors (the “Board”) of the Issuer appointed T. Scott King as a director of the Company to fill the vacancy created by the resignation of Benjamin Emmons on March 25, 2005.  The Company’s bylaws provide that each director is to hold office until the next annual meeting of shareholders and until his successor is elected and qualified or until such director’s earlier death, resignation or removal.  The other members of the Issuer’s Board are John Jenkins, Marc J. Leder, Rodger R. Krouse, Clarence E. Terry, M. Steven Liff, Stephen G. Marble, Gary F. Holloway, C. Daryl Hollis, and George R. Rea.

Item 5.	Interest in Securities of the Issuer
Item 5 is amended and restated in its entirety as follows:
(a)

As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 70,930,907 shares of Common Stock, or approximately 64.9% of the Common Stock outstanding.  This number is comprised of (a) 55,968,562 shares of Common Stock that are held directly by Sun Solunet, (b) 7,715,545 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the March 2005 Guaranty Warrant, (c) 3,086,218 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the March 2005 Supplemental Warrant, (d) 2,244,522 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the May 2005 Guaranty Warrant, (e) 480,969 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the June 2005 Supplemental Warrant and (f) 1,435,091 shares of Common Stock that are held directly by the Phelans.

(b)

Each Reporting Person may be deemed to have shared power to vote or direct the vote of 70,930,907 shares of Common Stock, or approximately 64.9% of the Common Stock outstanding.  This number is comprised of (a) 55,968,562 shares of Common Stock that are held directly by Sun Solunet, (b) 7,715,545 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the March 2005 Guaranty Warrant, (c) 3,086,218 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the March 2005 Supplemental Warrant, (d) 2,244,522 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the May 2005 Guaranty Warrant, (e) 480,969 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the June 2005 Supplemental Warrant and (f) 1,435,091 shares of Common Stock that are held directly by the Phelans.

Each Reporting Person may be deemed to have shared power to dispose or direct the disposition of 69,495,816 shares of Common Stock, or approximately 63.6% of the Common Stock outstanding.  This number is comprised of (a) 55,968,562 shares of Common Stock that are held directly by Sun Solunet, (b) 7,715,545 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the March 2005 Guaranty Warrant, (c) 3,086,218 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the March 2005 Supplemental Warrant, (d) 2,244,522 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the May 2005 Guaranty Warrant and (e) 480,969 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the June 2005 Supplemental Warrant.

The Reporting Persons and the Phelans may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act as a result of the transfer provisions contained in the Shareholders Agreement and the registration provisions contained in the Registration Agreement.  The Reporting Persons expressly disclaim that they have agreed to act as a group with the Phelans.  The table below lists the number of shares beneficially owned by the Phelans in which the Reporting Persons may be deemed to have beneficial ownership because of the Shareholders Agreement and the Registration Agreement.
	Name:		Shares:
	Michael J. Phelan and Sarah H. Phelan		1,435,091

(c)

On April 13, 2004, each share of Series B Preferred Stock of the Issuer was automatically converted into 50,000 shares of Common Stock of the Issuer upon the effectiveness of an amendment to the Issuer’s articles of incorporation increasing the number of authorized shares of Common Stock.  Sun Solunet’s 729.3712335 shares of Series B Preferred Stock were converted into 36,468,562 shares of Common Stock and the Phelans’ 18.7018265 shares of Series B Preferred Stock were converted into 935,091 shares of Common Stock.

(d)

Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)	Inapplicable.

Item 7.	Material to Be Filed as Exhibits
	Schedule A	-	Additional Information Required by Item 2 of Schedule 13D*
	Exhibit A	-	Schedule 13D Joint Filing Agreement, dated April 4, 2003, by and among each of the Reporting Persons*
	Exhibit B	-	Agreement and Plan of Merger*
	Exhibit C	-	Management Services Agreement*
	Exhibit D	-	SANZ Warrant*
	Exhibit E		Assignment Agreement*
	Exhibit F	-	Shareholders Agreement*
	Exhibit G	-	Registration Agreement*
	Exhibit H		Credit Support Agreement**
	Exhibit I		March 2005 Guaranty Warrant**
	Exhibit J		March 2005 Supplemental Warrant**
	Exhibit K		May 2005 Guaranty Warrant***
	Exhibit L		June 2005 Supplemental Warrant

*Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on April 4, 2003.

**Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on March 28, 2005.

***Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on May 17, 2005.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2005	SUN SOLUNET, LLC

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: June 29, 2005	SUN CAPITAL PARTNERS II, LP

By: Sun Capital Advisors II, LP
Its: General Partner

By: Sun Capital Partners, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: June 29, 2005	SUN CAPITAL ADVISORS II, LP

By: Sun Capital Partners, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: June 29, 2005	SUN CAPITAL PARTNERS, LLC

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: June 29, 2005	/s/ Marc J. Leder
Marc J. Leder

Date: June 29, 2005	/s/ Rodger R. Krouse
Rodger R. Krouse